Filed by Boston Scientific Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Guidant Corporation

Commission File No.: 001-13388

The following letter was sent to all Boston Scientific employees on February 8, 2006.

February 8, 2006

Dear Boston Scientific Employee:

I wanted to bring you up to date on developments related to the Guidant merger, particularly with regard to transition and integration planning.

Our primary goal during the transition period between now and March 31st is a successful and timely close.  The transaction will not be finalized until we receive clearance from U.S. and European regulators, as well as approval from Boston Scientific and Guidant shareholders.  The process for obtaining these approvals is already underway.  Our transition plan for a rapid close is ambitious, but achievable.  During this short period, we must also prepare for the transfer of Guidant’s vascular intervention and endovascular businesses to Abbott under our agreement with them.

We have begun the detailed planning required to fulfill the promise of this compelling combination, including the specific plans for combining the Guidant and Boston Scientific organizations, although we expect the bulk of this work to be done after the merger is complete.  At the highest level, our plan calls for the Guidant cardiac rhythm management business to function as a new group within Boston Scientific, reporting to me, and for the cardiac surgery business to become part of our Cardiovascular group.  We are also developing a strategy for marketing the Guidant drug-eluting stent, XIENCE™ V, under the Boston Scientific brand as part of our agreement with Abbott.  XIENCE V, which recently received European regulatory approval, will add a second drug-eluting stent platform to complement our market-leading TAXUS® stent system.

Our transition and integration planning are guided by the same fundamental principles we have applied to all our transactions, namely: a spirit of collaboration, open communication, a desire to combine the best practices of our two organizations, rapid identification and retention of Guidant’s many talented employees, quick and effective decision-making, and a process to introduce Guidant employees to Boston Scientific’s practices and culture.  We have created an Executive Committee-level Steering Committee to oversee the integration, with Jim Gilbert and Lucia Quinn assuming day-to-day responsibility for managing the process.

The biggest contribution you can make now is to continue doing your job with discipline and excellence.  For these plans to succeed, the Boston Scientific organization at large needs to deliver on or exceed its current performance objectives.  There will be many twists and turns on the road to finalizing our merger, accompanied by intense media and investor attention.  It is essential that you not become distracted.  Each and every one of us must stay focused on doing our job.

During this period we will also be working to resolve the concerns raised by the FDA in its recent warning letter related to procedures, processes and timeliness of our quality management.  We met with FDA officials in Washington on Friday to discuss the issues raised in the letter and our plan for addressing them.  It was a productive meeting.  We reviewed with the FDA officials a path to resolve the issues they have identified, and we committed to working closely with them to ensure these issues are resolved.  We take these issues very seriously and are making progress addressing them.  I want to assure you that resolving these issues is our highest priority.  I know that everyone at Boston Scientific is fully committed to quality.  I am counting on each of you to deliver on that commitment in your job, in the organization you support and across the Company.

As you know, during the past year Guidant also has been working through some serious quality challenges related to its cardiac rhythm management business.  While not insignificant, these challenges do not in any way diminish the promising future we envision for the Boston Scientific-Guidant combination.  We are confident these challenges are manageable, and that they can be put behind us in a timely manner.

As I have mentioned in other settings, the strategic rationale for the merger is very powerful.  We are bringing together Guidant’s leadership position in the cardiac rhythm management business with the strength of Boston Scientific’s cardiovascular, endosurgery and neuromodulation businesses.  In addition to the considerable benefits for patients, customers and shareholders, we believe the combined organization can lead to even more attractive career opportunities for employees of both companies.

Senior management and the boards of directors of both companies are enthusiastic about this merger and the prospects for the combined company.  You can be proud to be part of such an historic and transforming undertaking, which we believe will create a global leader in medical devices.  Please help us succeed by staying focused on your job, on exceeding expectations and on quality.

I will continue to keep you informed.

Sincerely,

Jim Tobin
President and Chief Executive Officer

Additional Information

Boston Scientific and Guidant have filed a preliminary prospectus/proxy statement with the SEC in connection with the proposed transaction.  The material contained herein is not a substitute for the preliminary prospectus/proxy statement or any other documents that Boston Scientific and Guidant have filed or will file with the SEC.  Investors and security holders are urged to read the preliminary prospectus/proxy statement and any other relevant documents filed or to be filed by Boston Scientific or Guidant, including the definitive prospectus/proxy statement when available, because they contain or will contain important information about the proposed transaction.  The preliminary prospectus/proxy statement is, and other documents filed or to be filed by Boston Scientific and Guidant with the SEC are or will be, available free of charge at the SEC’s website (www.sec.gov) or from Boston Scientific by directing a request to Boston Scientific Corporation, One Boston Scientific Place, Natick, Massachusetts 01760-1537, Attention: Milan Kofol, Investor Relations, or from Guidant by directing a request to Guidant Corporation, 111 Monument Circle, 29th Floor, Indianapolis, Indiana 46204, Attention: Investor Relations.

Neither Boston Scientific nor Guidant is currently engaged in a solicitation of proxies from the security holders of Boston Scientific or Guidant in connection with Boston Scientific’s proposed acquisition of Guidant.  If a proxy solicitation commences, Boston Scientific, Guidant and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation.  Information about Boston Scientific’s directors and executive officers is available in Boston Scientific’s proxy statement, dated April 4, 2005, for its 2005 annual meeting of stockholders, and information about Guidant’s directors and executive officers is available in Guidant’s most recent filing on Form 10-K.  Additional information about the interests of potential participants is included in the preliminary prospectus/proxy statement referred to above.